SECURI 02053939 MISSION
Washington, D.C. ...

SEC FILE NO.
8-14381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING DEC - 2 2002 WASH, D.C. 154 SECTION

REPORT FOR THE PERIOD BEGINNING 10/01/01 (mm/dd/yy) AND ENDING 09/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A. M. HOWELLS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

2080 MOUNTAIN BLVD., SUITE 101
(No and Street)

OAKLAND (Cty) CALIFORNIA (State) 94611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALDEN M. HOWELLS (510) 339-0151
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **ALDEN M. HOWELLS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **A. M. HOWELLS & COMPANY, INC.**, as of **SEPTEMBER 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

STATE OF ARIZONA
COUNTY OF YAVAPAI
THIS DOCUMENT ACKNOWLEDGED BEFORE ME 11/25/02

Notary Public

OFFICIAL SEAL
KATHLEEN E. SELINSKY
NOTARY PUBLIC - State of Arizona
YAVAPAI COUNTY
My Comm. Expires May 19, 2006

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. M. Howells & Company, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
A. M. Howells & Company, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of A. M. Howells & Company, Inc. as of September 30, 2002, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Howells & Company, Inc. at September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 12, 2002

A. M. Howells & Company, Inc.

Statement of Financial Condition

September 30, 2002

Assets

Cash and cash equivalents		$ 845
Commissions receivable		17,411
Deposits and prepaid expenses		2,600
Due from shareholder		71,216
Furniture and equipment	$ 15,287	
Accumulated depreciation	(13,908)	
Net furniture and fixtures		1,379
Secured demand notes		65,000
Total assets		$ 158,451

Liabilities and Stockholder's Equity

Accounts payable		$ 3,773
Commissions payable		6,110
Line of credit		9,214
Total liabilities		19,097
Subordinated liabilities		65,000
Stockholder's equity		
Common stock ($10 par value; 7,500 shares authorized; 1,200 shares issued and outstanding)	$ 12,000	
Retained earnings	62,354	
Total stockholder's equity		74,354
Total liabilities and stockholder's equity		$ 158,451

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Income

For the Year Ended September 30, 2002

Revenues:	
Commissions and related fees	$ 345,342
Interest income	27
Total revenue	345,369
Expenses:	
Commissions	114,049
Compensation	73,603
Clearing fees	51,282
Rent expense	25,252
Employee benefits	14,575
Communications	12,340
Professional fees	8,000
Statistical services	5,273
Interest expense	3,914
Depreciation	1,177
Other operating expenses	33,454
Total expenses	342,919
Income before income taxes	2,450
Income tax expense	800
Net income	$ 1,650

See independent auditor's report and accompanying notes.

A. M. Howells Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
September 30, 2001	$ 12,000	$ 60,704	$ 72,704
Net income		1,650	1,650
September 30, 2002	$ 12,000	$ 62,354	$ 74,354

See independent auditor's report and accompanying notes.

A. M. Howells Company, Inc.

Statement of Cash Flows

For the Year Ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	1,650
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		1,177
(Increase) decrease in:		
Commissions receivable		(1,242)
Due from shareholder		(7,030)
Increase (decrease) in:		
Accounts payable		2,065
Commissions payable		(879)
Net cash provided (used) by operating activities		(4,259)
CASH FLOWS FROM INVESTING ACTIVITIES		
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on line of credit		2,936
Net decrease in cash		(1,323)
Cash and cash equivalents, beginning of the year		2,168
Cash and cash equivalents, end of the year	$	845

Interest of $3,914 and taxes of $800 were paid during the year.

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended September 30, 2002

Subordinated liabilities at September 30, 2001	$ 65,000
Increases:	
Decreases:	
Subordinated liabilities at September 30, 2002	$ 65,000

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Notes to the Financial Statements

September 30, 2002

(1) Organization

A. M. Howells & Company, Inc. was incorporated in the State of California in 1968. The purpose of the Corporation is to act as a broker dealer engaging in general securities activities primarily in Northern California. The Company clears securities transactions through Emmett A. Larkin Company, Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions

Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the transaction date is not significant.

Commissions Receivable

Commissions receivable are entirely from the Company's clearing broker, Emmett A. Larkin Company, Inc. The Company considers this receivable to be fully collectible at September 30, 2002.

Furniture & Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, ranging from 5 to 7 years.

Income Taxes

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No.109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

A. M. Howells & Company, Inc.

Notes to the Financial Statements

September 30, 2002

(2) Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Income taxes

The net deferred tax assets consist of the following:

Deferred tax assets	$ 90
Deferred tax liabilities	
Valuation allowance	(90)
	$ 0

The deferred tax asset is the result of a federal net operating loss carryforward. As of September 30, 2002, the Company had a federal net operating loss carryforward of $600 that may be used to offset future taxable income. The loss carryforward is due to expire the year ending September 30, 2008. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance of $90 has been provided for. This is a $210 decrease in the valuation allowance from September 30, 2001.

The components of the income tax provision (benefit) for income taxes for the year ended September 30, 2002 are as follows:

Current	
Federal	$ 250
State	800
	1,050
Deferred	
Tax benefit of federal loss carryforward	(250)
Income tax expense	$ 800

A. M. Howells & Company, Inc.

Notes to the Financial Statements

September 30, 2002

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2002, the Company's net capital was $64,159, which exceeded the requirement by $14,159.

5) Lease Obligation

The Company leases office space in Oakland, California. The lease extension expires on January 31, 2005. The following is a schedule of future minimum rental payments required under the office lease as of September 30, 2002:

Year Ended	Lease
9/30/03	$ 24,508
9/30/04	25,244
9/30/05	8,497
	$ 58,249

(6) Related Party Transactions

A. M. Howells & Company, Inc. has a secured demand note collateral agreement of $20,000 with Alden M. and Virginia Howells. This note is subordinated to the claims of general creditors as disclosed in note 8. Interest paid during the year on the secured demand note was $1,200.

Additionally, Mr. Howells owes the Company $71,215 as of September 30, 2002. Alden M. Howells is the president and 100% shareholder of the Company. During the year ended September 30, 2002, Mr. Howells was paid a salary of $32,800.

(7) Note Payable

At September 30, 2002, the Company had $9,214 payable on a $20,000 revolving line of credit with Bank of the West. Interest is payable monthly at an adjustable rate which is 2.5% over the Bank's reference rate. At September 30, 2002, the Bank's reference rate was 6.0%. Payments on the note are interest only and principal is due on demand. The note is secured by furniture, fixtures, equipment, accounts receivable and general intangibles. The note is personally guaranteed by the Company's sole shareholder.

(8) Subordinated Liabilities / Secured Demand Notes

Liabilities subordinated to the claims of general creditors are pursuant to secured demand note collateral agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Liabilities under subordination agreements at September 30, 2002 are as follows:

Liabilities under subordination agreements	Interest Rate	Expiration Date
$ 25,000	4.0%	12/31/2003
20,000	4.0%	6/30/2003
20,000	6.0%	6/30/2003
$ 65,000		

SUPPLEMENTAL INFORMATION

A. M. Howells Company, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2002

Net Capital:		
Total stockholder's equity qualified for net capital		$ 74,354
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		65,000
Total capital and subordinated liabilities		139,354
Less: Non-allowable assets		
Deposits and prepaid expenses	$ 2,600	
Due from shareholder	71,216	
Furniture and equipment, at cost (net of accumulated depreciation)	1,379	
Total non-allowable assets		75,195
Net capital		$ 64,159
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $19,097 or $50,000, whichever is greater		50,000
Excess net capital		$ 14,159

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of September 30, 2002

Net capital, as reported in Company's Part II (unaudited) Focus Report	$62,709
Decrease in stockholder's equity	(664)
Decrease in non-allowable assets	2,114
Net capital per above computation	$ 64,159

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
A .M. Howells & Company, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of A. M. Howells & Company, Inc. (the Company) for the period ended September 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 12, 2002

A. M. Howells & Company, Inc.

Annual Audit Report

September 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants